

December 17, 2013

Via E-mail
Sidney Hinton
President and Chief Executive Officer
PowerSecure International, Inc.
1609 Heritage Commerce Court
Wake Forest, NC 27587

> **Re: PowerSecure International, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed March 7, 2013**
> **File No. 001-12014**

Dear Mr. Hinton:

We have reviewed your response dated December 3, 2013 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

Note 14. Segment Information, page F-36

1. We note your response to comment 1 from our letter dated November 18, 2013 and the supplemental materials you provided on a confidential basis. We have the following comments:

    -   We understand that the Business Unit P&L information contained in your Board materials is reviewed with the Board solely by your CFO, and is not reviewed with the Board or used in decision making by your CEO and CODM. Please confirm our understanding, or if our understanding is not correct, please explain this in more detail.

- If the Business Unit P&L information is not used by your CODM to evaluate performance or to allocate resources, please explain in reasonable detail why you include it in your Board materials and why your CFO regularly reviews it with your Board of Directors. Also explain whether you could remove this information from your Board materials with no impact.

- Your response indicates that you have not historically prepared budgets; however, you prepare forecasts such as that provided to us in your Exhibit F. Using Exhibit F as an example, please explain to us in reasonable detail the types of items discussed when the CFO reviews the forecast with your CODM. Your response should include, but not be limited to, describing discussions around consolidated gross margin and the underlying factors that drive it, along with discussions around disaggregated gross margin as seen on page F017. Please explain how these discussions support your assertion that the CODM is not evaluating performance or allocating resources at any level lower than your consolidated financial statements.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief